Exhibit 99.2

IceCure Announces Pricing of $5.5 Million Private Placement Priced At a Premium to the Market

Price with a Single Healthcare Focused Institutional Investor

CAESAREA, Israel, June 17, 2026 /PRNewswire/ -- IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an option to surgical tumor removal, today announced that it has entered into securities purchase agreements with a single healthcare focused institutional investor, for the purchase and sale of 1,833,334 ordinary shares (or ordinary share equivalents in lieu thereof), Series D Warrants to purchase up to 1,833,334 ordinary shares (the “Series D Warrants”) and Series E Warrants to purchase up to 1,833,334 ordinary shares (the “Series E Warrants,” and together with the Series D Warrants, the “Warrants”) at a combined purchase price of $3.00 per share and accompanying Warrants in a private placement, priced at a premium to the previous Nasdaq closing price for the Company’s ordinary shares. The gross proceeds from the offering are expected to be approximately $5.5 million, before deducting placement agent commissions and other estimated offering expenses. The Warrants will have an exercise price of $3.00 per share and will be exercisable immediately upon issuance. The Series D Warrants will expire five years following the date of issuance and the Series E Warrants will expire one year following the date of issuance.

The closing of the offering is expected to occur on or about June 18, 2026, subject to the satisfaction of customary closing conditions. The Company currently intends to use the net proceeds from the offering for working capital and other general corporate purposes.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the offering.

The offer and sale of the foregoing securities is being made in reliance on an exemption from the registration requirement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder, and applicable state securities laws, and the securities have not been and will not initially be registered under the Securities Act, or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Pursuant to the terms of the securities purchase agreement entered into with the investor, the Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) covering the resale of the ordinary shares and ordinary shares underlying warrants sold in the offering.

The Company has also agreed, subject to receipt of shareholder approval to the extent required by applicable law and Nasdaq rules, to amend certain Series B and Series C warrants issued to the investor in March 2026 (the “March 2026 Warrants”) to purchase up to an aggregate of 266,666 ordinary shares. Upon obtaining such shareholder approval, the exercise price of the March 2026 Warrants will be reduced from $16.50 per share, to $3.00 per share. The Series B Warrants will expire in June 2031 and the Series C Warrants will expire in June 2027.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities being offered, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective option to surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and Asia.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: the anticipated proceeds from the offering, the closing of the offering and the anticipated amendment of the March 2026 Warrants, including the receipt of any required shareholder approvals relating thereto. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission (“SEC”) on March 17, 2026, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

E-mail: investors@icecure-medical.com

Meir Peleg, CFO